Exhibit 99.1

Coincheck Reports Financial Results for Second Quarter of Year Ending March 31, 2026
Second Quarter Total Revenue Increased 89% Year-over-Year and Increased 58% Quarter-over-Quarter
Amsterdam, Netherlands – November 12, 2025 – Coincheck Group N.V. (Nasdaq: CNCK) (“Coincheck Group” or the “Company”), a Dutch public limited liability company and the holding company of Coincheck, Inc. (“Coincheck”), a leading Japanese crypto exchange company, today reported financial results for the second quarter of the fiscal year ending March 31, 2026 (“fiscal 2026”). References to “fiscal 2025” mean the fiscal year ended March 31, 2025.
Financial Highlights:1
Certain Year-Over-Year Highlights
•Total revenue increased 89%, to ¥133.1 billion ($900 million) in the second quarter of fiscal 2026 from ¥70.3 billion ($475 million) in the second quarter of fiscal 2025.
•Gross margin2 increased 92%, to ¥3.9 billion ($26 million) in the second quarter of fiscal 2026 from ¥2.0 billion ($14 million) in the second quarter of fiscal 2025, mainly as a result of an increase in our Verified Accounts, Customer Assets and an overall increase in Marketplace Trading Volume.
•Verified Accounts3 increased 15%, to 2,421,080 as of September 30, 2025 from 2,100,374 as of September 30, 2024.
•Customer Assets4 increased 78%, to ¥1,189.2 billion ($8,037 million) as of September 30, 2025 from ¥669.4 billion ($4,524 million) as of September 30, 2024.
•Marketplace Trading Volume5 increased 72%, to ¥94.7 billion ($640 million) for the second quarter of fiscal 2026 from ¥55.1 billion ($373 million) for the second quarter of fiscal 2025. Fluctuations in Marketplace Trading Volume are usually driven by crypto-asset industry market volumes and conditions generally, and the size and level of trading activity at Coincheck specifically, as well as market-price fluctuations in the crypto assets frequently traded.
•Net income increased to ¥355 million ($2.4 million) in the second quarter of fiscal 2026 from ¥15 million ($0.1 million) in the second quarter of fiscal 2025. The primary driver of this increase was an improvement in gross margin, partially offset by higher selling, general, and administrative expenses.
1 References in this announcement to “¥” are to Japanese Yen and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥147.97 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of September 30, 2025.
2 Gross margin is defined as total revenue less cost of sales.
3 Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts.
4 Cryptocurrencies held for customers + fiat currency deposited by customers. This does not include NFTs.
5 Marketplace Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s marketplace platform.

•Adjusted EBITDA6 was ¥1,486 million ($10.0 million) in the second quarter of fiscal 2026 compared to ¥250 million ($1.7 million) in the second quarter of fiscal 2025.
Certain Quarter-Over-Quarter Highlights
•Total revenue increased 58%, to ¥133.1 billion ($900 million) in the second quarter of fiscal 2026, compared to ¥84.0 billion ($568 million) in the first quarter of fiscal 2026.
•Gross margin increased 44%, to ¥3.9 billion ($26 million) in the second quarter of fiscal 2026, compared to ¥2.7 billion ($18 million) in the first quarter of fiscal 2026.
•Verified Accounts increased 3%, to 2,421,080 as of September 30, 2025 from 2,351,223 as of June 30, 2025.
•Customer Assets increased 19%, to ¥1,189.2 billion ($8,037 million) as of September 30, 2025 from ¥1,000.3 billion ($6,760 million) as of June 30, 2025.
•Marketplace Trading Volume increased 54%, to ¥94.7 billion ($640 million) for the second quarter of fiscal 2026 from ¥61.5 billion ($416 million) for the first quarter of fiscal 2026.
•Net income was ¥355 million ($2.4 million) in the second quarter of fiscal 2026 compared to Net loss of ¥1,377 million ($9.3 million) in the first quarter of fiscal 2026. The primary driver of this increase was an improvement in gross margin and a decline in selling, general, and administrative expenses in the second quarter of fiscal 2026.
•Adjusted EBITDA was ¥1,486 million ($10.0 million) in the second quarter of fiscal 2026 compared to negative ¥399 million ($2.7 million) in the first quarter of fiscal 2026.
Fiscal 2026 Second Quarter Strategic and Operational Highlights:
•The Company's "Coincheck Staking" offering continued to grow in the second quarter of fiscal 2026. The Company launched "Coincheck Staking" on January 13, 2025, allowing users to automatically earn Ethereum (ETH) simply by depositing ETH with Coincheck for staking rewards. The staking revenue increased to ¥794 million ($5.4 million) in the second quarter of fiscal 2026, compared to ¥381 million ($2.6 million) in the first quarter of fiscal 2026, primarily due to a higher average percentage of staked Ethereum. The Company acquired Next Finance Tech. Co., Ltd., a staking platform service company in March 2025, and is working to also use Next Finance’s staking platform to reduce the share of the staking rewards shared with the current third-party provider. The Company is also in ongoing discussions for separate revenue-generating business relationships for Next Finance with third parties.
•Coincheck Group held its first Annual General Meeting (AGM) on September 23, 2025. Matters approved by the shareholders at the AGM included reappointment of all nine board members (with one moving from non-executive director to executive director), approval of the Company's Dutch statutory annual accounts (financial statements) for the financial year ended March 31, 2025, appointment of KPMG Accountants N.V. as the external auditor of the Company's Dutch statutory annual accounts for the financial year ending March 31, 2026, ratification of the Next Finance and Aplo acquisitions, and authorization of the Company's board of directors to issue up to 73 million ordinary shares for general purposes, which includes acquisitions (approximately 5 million of which were used for the Aplo acquisition).
Other Recent Highlights:
•The Company acquired Aplo SAS, a digital asset prime brokerage for institutional crypto investors based in Paris, on October 14, 2025. Aplo has grown rapidly and today serves more than 60 active institutional
6 Adjusted EBITDA is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below. Adjusted EBITDA has been calculated differently beginning with the first quarter of fiscal 2026 than it was calculated for the fourth quarter of fiscal 2025, as further explained under “Non-IFRS financial measures” and “Reconciliation of Adjusted EBITDA.”

clients, including hedge funds, asset managers, banks and large corporates. Aplo was named “Prime Broker of the Year (EMEA)” at the 2025 Hedgeweek Global Digital Asset Awards. The purchase price was approximately $24 million in a stock-for-stock transaction. To complete its acquisition of 100% share ownership of Aplo, Coincheck Parent also paid approximately €148 thousand (the "Cash Consideration") to certain warrant holders of Aplo who, as part of closing, exercised their warrants in exchange for Aplo shares and transferred those Aplo shares to Coincheck Parent in exchange for the Cash Consideration.
•The Company announced a strategic business relationship with Mercoin, a subsidiary of Mercari, Inc., one of the biggest C2C marketplaces in Japan, to expand Coincheck’s customer base by allowing Mercari’s customer base to open and use Coincheck accounts from within Mercari’s customer app.
Webcast and Conference Call
Coincheck Group will host a live webcast to discuss its results today at 5:00 pm ET. The call will be hosted by the following members of Coincheck Group’s management: Gary Simanson, CEO, and Jason Sandberg, CFO. The conference call can be accessed live via webcast from the Company’s investor relations website at https://www.coincheckgroup.com/news-events/ir-calendar. A replay will be available on the investor relations website following the call. The conference call can also be accessed over the phone by dialing (800) 267-6316 or (203) 518-9783; the Conference ID is CNCKQ2.
About Coincheck Group N.V.
Headquartered in the Netherlands, Coincheck Group N.V. (NASDAQ: CNCK) is a public limited liability company and the holding company for Coincheck, Inc. Coincheck operates one of the largest multi-cryptocurrency marketplaces and crypto asset exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services. Coincheck also leverages its ownership of Next Finance Tech Co., Ltd. to offer staking services to retail customers and corporate clients, and its ownership of Aplo will be targeted at penetrating certain institutional crypto investor markets.
Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (ii) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (iii) changes in economic conditions and consumer sentiment in Japan; (iv) the price of crypto assets and volume of transactions on the Company’s platform; (v) the development, utility and usage of crypto assets; (vi) demand for any particular crypto asset; (vii) cyberattacks and security breaches on the Company platform; (viii) the Company’s ability to introduce new products and services, (ix) the Company’s ability to execute its growth strategies, including identifying and executing acquisitions, (x) the success, continued success, or lack thereof, regarding the Company's staking award program, Next Finance's staking platform and other potential commercial relationships, the strategic relationship with Mercoin/Mercari, and Aplo's business; (xi) the ability to grow and manage growth profitably; and (xii) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-

looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Non-IFRS financial measures
EBITDA and Adjusted EBITDA
In addition to the Company’s results determined in accordance with IFRS Accounting Standards, the Company presents EBITDA and Adjusted EBITDA, non-IFRS measures, because the Company believes they are useful in evaluating its operating performance.
EBITDA represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted, as follows. Adjusted EBITDA is being calculated differently for the first and second quarter of fiscal 2026 than it was previously calculated for the fourth quarter of fiscal 2025. When the Company announced its financial results on May 13, 2025 for the fourth quarter of fiscal 2025, the further adjustment to calculate Adjusted EBITDA consisted only of transaction expenses. Beginning with the first quarter for the year ending March 31, 2026 (and for the foreseeable future), in evaluating how Adjusted EBITDA should be calculated, the Company considers, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, which the Company did not have prior to April 1, 2025, the majority of which consists of Coincheck Group restricted share unit awards granted to two of Coincheck, Inc.’s founders and awards granted related to the Company's December 2024 business combination that resulted in the Company's listing on Nasdaq, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price.
The Company uses EBITDA and Adjusted EBITDA to evaluate its ongoing operations and for internal planning and forecasting purposes and believes that EBITDA and Adjusted EBITDA may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS Accounting Standards.
A reconciliation is provided below for each non-IFRS financial measures to the most directly comparable financial measure stated in accordance with IFRS Accounting Standards. Investors are encouraged to review the related IFRS Accounting Standards financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS Accounting Standards financial measures, and not to rely on any single financial measure to evaluate Coincheck Group’s business.
Please see tables on the following pages for reconciliations of non-IFRS Accounting Standards financial measures.
U.S. Dollar financial information
For the convenience of the reader, where applicable, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥147.97 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of September 30, 2025.
This information is intended to be reviewed in conjunction with the Company’s filings with the SEC.

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen
	For the three months ended
	September 30,	September 30,	June 30,
(in millions)	2025	2024	2025
Revenue:
Revenue	¥132,229	¥70,339	¥83,553
Other revenue	876	9	436
Total revenue	133,105	70,348	83,989

Expenses:
Cost of sales	129,219	68,325	81,288
Selling, general and administrative expenses	3,370	1,999	3,571
Total expenses	132,589	70,324	84,859
Operating profit (loss)	516	23	(870)
Operating profit
Other income and expenses:
Other income	322	16	1
Other expenses	(1)	(3)	(132)
Financial income	116	0	1
Financial expenses	(50)	(16)	(251)
Profit (loss) before income taxes	903	21	(1,251)
Income tax expense	548	6	126
Net profit (loss) for the period attributable to owners of the Company	¥355	¥15	¥(1,377)

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	September 30,	September 30,
(in millions)	2025	2025
Revenue:
Revenue	¥132,229	$893.6
Other revenue	876	5.9
Total revenue	133,105	899.5

Expenses:
Cost of sales	129,219	873.3
Selling, general and administrative expenses	3,370	22.8
Total expenses	132,589	896.1
Operating profit	516	3.5

Other income and expenses:
Other income	322	2.2
Other expenses	(1)	0.0
Financial income	116	0.8
Financial expenses	(50)	(0.3)
Profit before income taxes	903	6.1
Income tax expense	548	3.7
Net profit for the period attributable to owners of the Company	¥355	$2.4
* Convenience Translation into U.S. Dollars

	Japanese Yen		United States Dollar*
	For the six months ended		For the six months ended
	September 30,		September 30,
(in millions)	2025	2024	2025
Revenue:
Revenue	¥215,782	¥145,632	$1,458.3
Other revenue	1,312	15	8.9
Total revenue	217,094	145,647	1,467.1

Expenses:
Cost of sales	210,763	140,507	1,424.4
Selling, general and administrative expenses	6,684	4,473	45.2
Total expenses	217,447	144,980	1,469.5
Operating profit (loss)	(353)	667	(2.4)

Other income and expenses:
Other income	247	18	1.7
Other expenses	(59)	(4)	(0.4)
Financial income	4	9	0.0
Financial expenses	(187)	(24)	(1.3)
Profit (loss) before income taxes	(348)	666	(2.4)
Income tax expense	674	214	5
Net profit (loss) for the period attributable to owners of the Company	¥(1,022)	¥452	$(6.9)
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen		United States Dollar*
	As of September 30,	As of March 31,	As of September 30,
(in millions)	2025	2025	2025
Assets
Current assets:
Cash and cash equivalents	¥8,970	¥8,584	$60.6
Cash segregated as deposits	57,305	51,655	387.3
Crypto assets held	63,246	44,680	427.4
Customer accounts receivable	1,250	1,086	8.4
Other financial assets	114	62	0.8
Other current assets	692	1,035	4.7
Total current assets	131,577	107,102	889.2
Non-current assets:
Property and equipment	1,683	1,909	11.4
Intangible assets	2,853	2,529	19.3
Crypto assets held	107	43	0.7
Other financial assets	519	433	3.5
Deferred tax assets	303	337	2.0
Other non-current assets	28	—	0.2
Total non-current assets	5,493	5,251	37
Total assets	¥137,070	¥112,353	$926
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	¥56,925	¥50,911	$384.7
Crypto asset borrowings	62,844	44,479	424.7
Other financial liabilities	3,462	2,826	23.4
Income taxes payable	715	799	4.8
Excise tax payable	—	303	—
Other current liabilities	578	536	3.9
Total current liabilities	124,524	99,854	841.5
Non-current liabilities:
Other financial liabilities	1,211	901	8.2
Warrant liability	518	410	3.5
Provisions	342	340	2.3
Deferred tax liabilities	58	79	0.4
Total non-current liabilities	2,129	1,730	14.0
Total liabilities	126,654	101,584	855.5
Equity:
Ordinary shares	213	213	1.4
Capital surplus	13,401	13,317	90.6
Share-based payment reserve	535	—	3.6
Treasury shares	(4)	(4)	—
Retained earnings (accumulated deficit)	(3,792)	(2,770)	(25.6)
Foreign currency translation adjustment	63	13	0.4
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

Total equity	10,416	10,769	70.4
Total liabilities and equity	¥137,070	¥112,353	$925.9

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF
CASH FLOWS (UNAUDITED)

	For the six months ended Japanese Yen		For the six months ended	For the six months ended United States Dollar
	For the six months ended September 30,			For the six months ended September 30,
(In millions)	2025	2024		2025
Cash flows from operating activities:
Profit (loss) before income taxes	¥(348)	¥666		$(2.4)
Depreciation and amortization	349	325		2.4
Interest expense	63	—		0.4
Share-based payments	619	—		4.2
Foreign exchange loss	59	—		0.4
Impairment loss of other assets (non-current assets)	2	13		—
Change in fair value of other financial assets (non-current assets)	13	—		0.1
Change in fair value of warrant liability	109	—		0.7
(Increase) decrease in cash segregated as deposits	(5,650)	10,436		(38.2)
(Increase) decrease in crypto assets held (current assets)	(18,565)	8,575		(125.5)
Increase in customer accounts receivable	(164)	(69)		(1.1)
Increase in other financial assets (current assets)	(52)	(130)		(0.4)
(Increase) decrease in other current assets	342	(54)		2.3
Increase (decrease) in deposits received	6,014	(10,104)		40.6
Increase (decrease) in crypto asset borrowings	18,301	(8,529)		123.7
Decrease in other financial liabilities	(484)	(170)		(3.3)
Decrease in excise tax payable	(303)	—		(2.0)
Increase in other current liabilities	42	(119)		0.3
Other, net	(30)	23		(0.2)
Cash provided by operating activities	317	863		2.1
Interest income received	3	0		—
Interest expenses paid	(59)	(9)		(0.4)
Income taxes paid	(744)	(487)		(5.0)
Net cash provided by (used in) operating activities	(483)	367		(3.3)

Cash flows from investing activities
Purchase of property and equipment	(45)	(159)		(0.3)
Expenditure on internally generated intangible assets	(386)	(253)		(2.6)
Proceeds from refund of guarantee deposits	—	33		—
Purchase of other financial assets (non-current assets)	(100)	—		(0.7)
Net cash used in investing activities	(531)	(379)		(3.6)

Cash flows from financing activities
Proceeds from short-term loans payable	1,000	600		6.8
Repayments of short-term loans payable	(1,000)	(600)		(6.8)
Proceeds from loan from related party	9,388	6,000		63.4
Repayments of loan from related party	(7,798)	(6,000)		(52.7)

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF
CASH FLOWS (UNAUDITED)

Repayments of lease obligations	(188)	(197)	(1.3)
Net cash provided by (used in) financing activities	1,402	(197)	9.5

Effect of exchange rate change on cash and cash equivalents	(2)	—	—
Net increase (decrease) in cash and cash equivalents	386	(209)	2.6
Cash and cash equivalents at the beginning of period	8,584	10,837	58.0
Cash and cash equivalents at the end of period	¥8,970	¥10,628	$60.6

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen
	For the three months ended
	September 30,	September 30,	June 30,
	2025	2024	2025
Reconciliation of EBITDA:
Net profit (loss) for the period	¥355	¥15	¥(1,377)
Add: Income tax expenses	548	6	126
Profit before income taxes	903	21	(1,251)
Add: Interest expense	38	3	24
Add: Depreciation and amortization	185	142	164
EBITDA	¥1,126	¥166	¥(1,063)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen
	For the three months ended
	September 30,	September 30,	June 30,
	2025	2024	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥355	¥15	¥(1,377)
Add: Income tax expenses	548	6	126
Profit before income taxes	903	21	(1,251)
Add: Interest expense	38	3	24
Add: Transaction expenses excluding listing expense[7]	153	84	143
Add: Change in fair value of warrant liability[8]	(114)	—	223
Add: Share-based compensation[9]	321	—	298
Add: Depreciation and amortization	185	142	164
Adjusted EBITDA	¥1,486	¥250	¥(399)
Prior to the first quarter of fiscal 2026, the Company had no share-based compensation expense. In evaluating how Adjusted EBITDA should be calculated for the first and second quarters of fiscal 2026 (and the foreseeable future), the Company considered, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, the majority of which consisted of Coincheck Group restricted share unit awards granted to two of Coincheck, Inc.’s co-founders, and other restricted share unit awards related to the business combination with Thunder Bridge Capital Partners IV, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price. The Company believes that showing its EBITDA results, further adjusted to exclude share-based compensation and change in fair value of warrant liability, can present a clearer view of the Company’s operational performance, and is helpful to view together with EBITDA and net profit or loss.
7 Transaction expenses were mainly cash expenses related to Company business acquisition activities.
8 Change in fair value of warrant liability was non-cash expenses (incomes) related to change in fair value of warrant liability.
9 Share-based compensation was non-cash expenses for restricted share units, which were granted to managing directors and officers, board members and other qualified employees and non-employee consultants.

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	September 30,	September 30,
	2025	2025
Reconciliation of EBITDA:
Net profit for the period	¥355	$2.4
Add: Income tax expenses	548	3.7
Profit before income taxes	903	6.1
Add: Interest expense	38	0.3
Add: Depreciation and amortization	185	1.2
EBITDA	¥1,126	$7.6

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	September 30,	September 30,
	2025	2025
Reconciliation of Adjusted EBITDA:
Net profit for the period	¥355	$2.4
Add: Income tax expenses	548	3.7
Profit before income taxes	903	6.1
Add: Interest expense	38	0.3
Add: Transaction expenses excluding listing expense	153	1.0
Add: Change in fair value of warrant liability	(114)	(0.8)
Add: Share-based compensation	321	2.2
Add: Depreciation and amortization	185	1.2
Adjusted EBITDA	¥1,486	$10.0

*Convenience Translation into U.S. Dollars